

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 27, 2018

Tyrone Johnson
Chief Executive Officer
Select Interior Concepts, Inc.
4900 East Hunter Avenue
Anaheim, California 92807

      Re: Select Interior Concepts, Inc.
              Draft Registration Statement on Form S-1
              Submitted January 31, 2018
              CIK No. 0001723866

Dear Mr. Johnson:

      We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   We note that the registration statement includes a number of placeholders for non-430A information. Please include non-430A information in your next amendment.

Use of Proceeds, page 45

2.   In accordance with Item 504 of Regulation S-K, please state the approximate amount intended to be used for each such purpose.

Executive Compensation
Summary Compensation Table, page 90

3.   We note that the Summary Compensation Table does not include the bonus amounts for executives but purports to calculate the total compensation amount. Please do not include the value of total compensation if there are missing components.

Narrative to Summary Compensation Table, page 91

4.   Please include the material terms of the non-equity incentive compensation awards. In addition, we note that these awards were issued under the 2017 Incentive Compensation Plan; however, on page 95, you describe this plan as providing "for the granting of equity-based awards". Please reconcile this disclosure.

Annual Cash Bonus, page 92

5.   Please disclose the "annual individual and company performance objectives established by our board of directors" used to determine the cash bonuses for executives.

Equity Awards, page 92

6.   Please elaborate on how these awards were determined.

Exhibits

7.   Please include the Sharpen Business Analytics Consulting Agreement as an exhibit.

        Please contact Kate McHale, Staff Attorney, at (202) 551-3464 or me at (202) 551- 3397 with any questions.

                                        Sincerely,

                                        /s/ Jay Ingram

                                        Jay Ingram
                                        Legal Branch Chief
                                        Office of Manufacturing and
                                        Construction